Exhibit 23.1

March 14, 2022

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: Athena Gold Corporation

We refer to the Current Report on Form 8-K/A of Athena Gold Corporation dated March 14, 2022, to supplement the Current Report on Form 8-K dated December 27, 2021, solely to include financial information (“Current Report”).

We consent to being named and to the use, in the above-mentioned Current Report, of our report dated May 21, 2021 to the stockholders of Nubian Resources (USA) Ltd. on the following financial statements:

•	Balance Sheets as at December 31, 2020 and 2019;
•	Statements of operations and comprehensive loss, changes in stockholders’ deficiency and cash flows for the years ended December 31, 2020 and 2019, and a summary of significant accounting policies and other explanatory information.

We report that we have read the Current Report and all information therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in a filing document, which does not constitute an audit or review of the Current Report, as these terms are defined in the Chartered Professional Accountants of Canada Handbook – Assurance.

Yours very truly,

/s/ Smythe LLP

Chartered Professional Accountants